July 15, 2024

VIA EDGAR

Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Calix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed April 22, 2024
File No. 001-34674

Dear Inessa Kessman, Robert Littlepage:

This letter is submitted on behalf of Calix, Inc. (“Calix” or “Company”) in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in its letter dated July 2, 2024 in connection with the above-referenced filings.

For convenience, we have set forth in bold the text of the Staff’s comment below followed by the Company’s response.

Form 8-K filed April 22, 2024
Exhibit 99.2, page 15

1.     We note your response to prior comment 1. As the write-off of inventory and accrued liabilities related to excess components at suppliers related to your legacy product set appears to be a normal, recurring operating expense, please remove the non-GAAP adjustment for Inventory and component liability charges. Refer to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that, in future filings, we will remove the non-GAAP adjustment for inventory and component liability charges related to our legacy product set.

Division of Corporation Finance
Office of Technology
July 15, 2024

*****

Please do not hesitate to contact me at (408) 474-0052 if you have any questions or require further information.

Best regards,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer
Calix, Inc.

cc:

Michael Weening, President & CEO
Doug McNitt, General Counsel
(Calix, Inc.)

Kathleen Wells, Esq.
(Latham & Watkins LLP)

Richard Imrisek
Manoj Ramachandran
(KPMG LLP)